SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

NetSuite Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

64118Q107
(CUSIP Number)

David Oestreicher, Esq.
T. Rowe Price Associates, Inc.
100 East Pratt Street - 13th Floor
Baltimore, Maryland 21202
(410) 345-2000

Marc Weingarten, Esq.
Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [x]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64118Q107	SCHEDULE 13D	Page 2 of 9 Pages
1	NAME OF REPORTING PERSON T. ROWE PRICE ASSOCIATES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,048,235 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,391,800 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,391,800 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 64118Q107	SCHEDULE 13D	Page 3 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of NetSuite Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2955 Campus Drive, Suite 100, San Mateo, California 94403-2511.

Item 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed by T. Rowe Price Associates, Inc., a Maryland corporation (the “Reporting Person”).

Set forth in the attached Schedule A and incorporated herein by reference is a listing of the information, including name, principal place of business, and citizenship, concerning each executive officer and director of the Reporting Person (collectively, the “Covered Persons”) as required by Instruction C of Schedule 13D. Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

(b)	The address of the business office of the Reporting Person is 100 E. Pratt Street, Baltimore, Maryland 21202.

(c)	The Reporting Person is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and is engaged in the business of rendering investment advisory, sub-advisory and supervisory services to investment companies (the “Funds”) registered under the Investment Company Act of 1940, as amended, as well as to individually managed accounts for institutional and other clients (the “Accounts”).

(d)	Neither the Reporting Person, nor, to the best of its knowledge, any Covered Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither the Reporting Person, nor, to the best of its knowledge, any Covered Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a Maryland corporation. The citizenship of each Covered Person is set forth on Schedule A and incorporated herein by reference.

CUSIP No. 64118Q107	SCHEDULE 13D	Page 4 of 9 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 14,391,800 shares of Common Stock reported herein are held on behalf of Funds and Accounts managed by the Reporting Person on a discretionary basis and were acquired by the Reporting Person for the aggregate purchase price of $1,228,766,394.75 including brokerage commissions using the cash reserves of the respective Funds and Accounts.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Person acquired the shares of Common Stock reported herein for investment purposes in the ordinary course of business. The Reporting Person acquired such shares of Common Stock because it believed that the shares of Common Stock reported herein, when purchased, represented an attractive investment opportunity.

On October 27, 2016, the Reporting Person sent a letter (the “Letter”) to the Chairperson of the Special Committee of the Board of Directors of Oracle Corporation (“Oracle”) reiterating its decision not to participate in the tender offer by Oracle and certain of its affiliates for the Common Stock in view of its offer price of $109 per share. As set forth in the Letter, the Reporting Person believes that such price significantly undervalues the Issuer. The Reporting Person proposed in the Letter that Oracle raise its offer price to $133 per share, and indicated that if Oracle did so the Reporting Person would support the transaction and tender its shares.

This summary of the Letter does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Letter, which is filed as Exhibit 1 hereto and is incorporated by reference herein.

Representatives of the Reporting Person have previously engaged, and may in the future additionally engage, in discussions with members of the Issuer’s management and board and may engage in discussions with Oracle’s management or board, other stockholders and affiliates of any of the foregoing, and other interested persons regarding, among other things, Oracle’s proposed acquisition of the Issuer (including the tender offer), as well as the Issuer’s business, prospects, and strategies to enhance stockholder value.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”), disposing of any or all of its Securities, in the open market or otherwise, at any time and from time to time, and engaging in short selling of or any hedging or similar transactions with respect to the Securities. The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Common Stock.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(i) of Item 4 of Schedule 13D.

CUSIP No. 64118Q107	SCHEDULE 13D	Page 5 of 9 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	The aggregate number of shares of Common Stock to which this Schedule 13D relates is 14,391,800 shares of Common Stock held as of the close of business on November 1, 2016, constituting approximately 17.7% of the outstanding Common Stock. The percentages used in this Schedule 13D are calculated based upon 81,474,696 shares of Common Stock reported to be outstanding as of October 26, 2016, as reported on the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2016, filed by the Issuer with the Securities and Exchange Commission on October 28, 2016.

(b)	See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)

As a result of the Reporting Person's acquisition of authority over new accounts and termination of authority over existing accounts, the Reporting Person's beneficial ownership position decreased by 33,349 shares of Common Stock during the past sixty days.

In addition, information concerning transactions in the Common Stock effected by the Reporting Person during the past sixty days is set forth in Schedule B hereto and is incorporated by reference herein.

(d)

The Reporting Person does not serve as custodian of the assets of any of the Accounts; accordingly, in each instance only the Account or the Accounts custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, the shares of Common Stock held for the benefit of such Account. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds of the sale of, shares of Common Stock is vested in each Account.

With respect to the shares of Common Stock owned by the Funds, the Funds custodians, as appointed by the Funds Boards, have the right to receive dividends paid with respect to, and proceeds from the sale of, such shares on behalf of the Funds. No other person is known to have such right or the right to direct receipt of dividends paid with respect to, or the proceeds of the sale of, such shares, except that the shareholders of each Fund participate proportionately in any dividends and distributions so paid.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the Common Stock.

Item 7.	EXHIBITS

Exhibit	Description

1.	Letter, dated October 27, 2016.

CUSIP No. 64118Q107	SCHEDULE 13D	Page 6 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 2, 2016

T. ROWE PRICE ASSOCIATES, INC.

/s/ David Oestreicher
Name: David Oestreicher
Title: Vice President

CUSIP No. 64118Q107	SCHEDULE 13D	Page 7 of 9 Pages

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS OF THE COVERED PERSONS

Set forth below are the names and principal occupation or employment of the executive officers and directors of the Covered Persons. Except as otherwise noted below, the business address of each such Executive Officer and Director of the Reporting Person is c/o T. Rowe Price Associates, Inc., 100 East Pratt Street, Baltimore, Maryland 21202. Each of the Executive Officers and Directors of the Reporting Person is a United States citizen.

REPORTING PERSON

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Board of Directors

Edward C. Bernard	Director & Vice President
Brian C. Rogers	Director & Chief Investment Officer
William J. Stromberg	Director & President

Executives*

Kenneth V. Moreland	Chief Financial Officer
John R. Gilner	Chief Compliance Officer
David Oestreicher	Secretary
Timothy S. Dignan	Treasurer & Controller

* In addition to the listed Executive Officers, approximately 780 employees of the Reporting Person are Vice Presidents of the firm.

CUSIP No. 64118Q107	SCHEDULE 13D	Page 8 of 9 Pages

Schedule B

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSON

The following table sets forth all transactions in the Common Stock effected by the Reporting Person in the past sixty days. All such transactions were effected in the open market through a broker and all prices per share exclude commissions. The price reported in the column Price Per Share ($) is a weighted average price if a price range is indicated in the column Price Range ($). These shares of Common Stock were purchased/sold in multiple transactions at prices between the price ranges below. The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

8/30/2016	(2,200)	108.97	108.96 – 108.98
9/1/2016	(2,918)	108.97	108.96 – 109.01
9/6/2016	(58,142)	108.90
9/7/2016	(1,700)	109.29
9/12/2016	(300)	109.91
9/13/2016	(600)	110.20
9/14/2016	(700)	109.90
9/16/2016	(50)	109.19
9/30/2016	(2,000)	110.71	110.705 – 110.71
10/6/2016	(1,200)	109.29
10/12/2016	(1,300)	102.52
10/14/2016	(3,500)	101.97	101.90 – 102.00

CUSIP No. 64118Q107	SCHEDULE 13D	Page 9 of 9 Pages

EXHIBIT 1

Letter

T.RowePrice INVEST WITH CONFIDENCE

via electronic mail: Corporate_Secretary@oracle.com

27 October 2016

Ms. Renee J. James

Chairperson, Special Committee of the Board of Directors

Oracle Corp.

500 Oracle Parkway

Redwood City CA 94065

Dear Ms. James:

I am writing to reiterate our firm’s position on Oracle’s proposed acquisition of NetSuite. On behalf of the portfolio managers within T. Rowe Price Associates who own NetSuite shares, we would like you to know we remain unanimous in our decision not to participate in the tender offer under its present terms. In mid-October, we attempted to engage with NetSuite CEO Zach Nelson to discuss the company’s contingency planning in the event the tender offer fails on November 4 and Oracle terminates its proposed acquisition. Company management declined to meet with us and advised us to contact Oracle instead. This is the reason I am writing you today.

Our views on NetSuite are unchanged from what we stated in our letter on September 6: we view the company as a unique asset, and we have doubts as to whether a comprehensive assessment was undertaken before the NetSuite board accepted the Oracle offer of $109 per share. We have confidence in NetSuite’s ability to create significant value as an independent entity over the long term. Our conviction should be evident from our sizable, long-term investment in the company. Nevertheless, it is not in our clients’ interests, nor NetSuite’s interests, to have the current level of uncertainty continue to surround the company. For this reason, we are reaching out to the Special Committee with a proposal.

Our proposal is that Oracle raise its offer price for NetSuite to $133 per share. This value reflects the range of conclusions that the financial advisors of the two boards’ Special Committees reached in their separate fairness opinions. Specifically, it is the mean of (a) the midpoint of the Oracle financial advisors’ conservative case and base case DCF valuation analyses and (b) the high end of the NetSuite financial advisors’ fair value range. We find many areas of commonality between the financial advisors’ analysis of NetSuite’s value and our own perspectives. Therefore, our proposal is tied to and consistent with their analysis.

T. Rowe Price has been a long-term investor in NetSuite, and we believe in its future as an independent company. In fact, with strong management and sustained execution, we believe it could carry a per-share price higher than $133 over time. Nevertheless, we are contacting you today to state that if Oracle increases the offer to $133 per share, T. Rowe Price will support the transaction and tender our shares by the Nov. 4 deadline.

If you have any questions about our proposal or wish to discuss this issue further, please contact our counsel Marc Weingarten at Schulte Roth & Zabel.

Sincerely,

/s/Robert Sharps

Robert Sharps

Vice President

T Rowe Price Associates, Inc.

cc:	George Conrades, Member, Oracle Special Committee

Leon Panetta, Member, Oracle Special Committee

Steve Gomo, Director, NetSuite

Zach Nelson, Chief Executive, NetSuite

Marc Weingarten, Partner, Schulte Roth & Zabel